Suite 3120, Park Place 666 Burrard Street Vancouver, BC Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 21 - 2007

NOVEMBER 8, 2007
FOR IMMEDIATE RELEASE

AURIZON REPORTS RARE EARTH AND URANIUM DISCOVERIES AT
KIPAWA GOLD-URANIUM PROJECT

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report results from its 2007 surface exploration program, at its 100 percent owned Kipawa Gold-Uranium project, north-western Quebec, Canada.

The Kipawa area is located approximately 100 kilometres south of Rouyn-Noranda, along the provincial border, and is accessible via logging roads.  The project covers a strike length of 75 kilometres, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, within the Grenville Front, surrounding the alkaline Kipawa complex.

Extensive field prospecting was conducted during this summer, as a follow up to the 2006 till sampling results, which returned grades of up to 100 grams of gold per tonne, (see Aurizon’s news release dated February 26, 2007).

•

Induced Polarization surveys and systematic till sampling of outcrops surrounding the gold dispersion trains, were conducted during the summer, 2007.  There were 260 additional till samples taken within an area of 660 square kilometres.  Assays are pending and should be released by year end.

•

Uranium, rare earth element minerals and gold clustered anomalies associated with airborne radiometric anomalies, were discovered within two main areas referred to as Snake and Eagle.  The best results are as follows:

Area (Sample)	U3O8	Yttrium	Light Rare Earth Element	Heavy Rare earth Element
Snake (63884)	0.20%	0.67%	0.09%	0.30%
Eagle (63590)	-	0.32%	5.34%	0.4%

“Rare earth and uranium discoveries, associated with the gold potential at Kipawa, open up new exploration opportunities for Aurizon, considering that these elements could provide the new solution to future global energy and environmental challenges.” said Martin Demers, Exploration Manager.

Aurizon Mines Ltd.
News Release – November 8, 2007
Aurizon Reports Rare Earth And Uranium Discoveries At Kipawa Gold-Uranium Project

Uranium

A preliminary ground radiometric survey, using a SAIC GR-135 gamma-ray spectrometer, was performed over a 350 square kilometre area along existing road access, where anomalies were identified by airborne radiometric surveys.

More than six hundred (600) measurements were taken and seven areas returned continuous readings averaging between 611 to 24,060 counts per minute on the Snake area.

Uranophane, an alteration uranium bearing mineral, was observed on the outcrop returning the best radiometric anomalies.  Three hundred and fifty (350) samples were taken, of which assays from 310 samples have been received to date.  The best assays from the grab samples returned a value of 0.20% U3O8.

	Radiometric survey			Prospecting
	Samples	Counts per minute		Samples	% U3O8
	Taken	Minimum	Maximum	Taken	Best assays
Snake	17	1,394	24,060	23	0.14, 0.20
Eagle	16	615	1,321	-	-

The main uranium anomalies were located within a metasedimentary belt intruded by alkaline intrusions and were not associated with pegmatite dykes.  All of the area is affected by a large flat dipping shear zone delineating a major contact between two geological provinces of Proterozoïc and Archean age.  The main area also seems to be closely associated with later brittle northwest trending structural fractures.

More specifically, each anomaly was located along a multi-metres wide straight layered paragneiss, where favourable reducing agents such as magnetite, amphibole, molybdenite, biotite, pyrite concentrations associated with and without graphite, are present.  At this stage the dimension of the favourable horizons remains unknown.

The best uranium assays are associated with thorium values which are above the laboratory’s detection limit and will be reanalyzed.  Considering the potentially negative impact of thorium on future metallurgical recoveries of uranium, a mineralogical study including microprobe analysis will be undertaken to characterize the ore-bearing minerals.

Rare Earth Elements

Following the radiometric survey, prospecting found rare earth elements mineralization associated with the oxide rich layers.  The rare earth elements typically occur in an alkaline intrusive context, such as the Kipawa complex.

	Light Rare Earth (%)¹					Heavy Rare Earth (%)²
	La	Ce	Pr	Nd	Total	Pm3	Sm	Eu	Gd	Tb	Dy	Ho	Er	Tm	Yb	Lu	Total
63590	1.5	2.6	0.3	1.0	5.3	n.a.	0.14	0.01	0.09	0.01	0.07	0,03	0.03	-	0.03	-	0.4%
63884	0.02	0.04	-	0.02	0.08	n.a.	-	-	0.01	-	0.07	0.02	0.08	0.01	0.08	0.01	0.3%
63851	0.01	0.03	-	0.01	0.06	n.a.	-	-	-	-	0.05	0.01	0.06	0.01	0.06	-	0.2%

¹  Light rare earth elements include lanthanium (La), cerium (Ce), praseodymium (Pr) and neodymium (Nd).

²   Heavy rare earth elements include promethium (Pm), samarium (Sm), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), holmium (Ho), erbium (Er), thulium (Tm), ytterbium (Yb) and lutetium (Lu).

³   Promethiums have not been assayed

Aurizon Mines Ltd.
News Release – November 8, 2007
Aurizon Reports Rare Earth And Uranium Discoveries At Kipawa Gold-Uranium Project

Rare earth element anomalies are also associated with gallium, zirconium, and yttrium.

The principal uses of rare earth elements are:

▪

Petroleum fluid cracking catalysts

▪

Metallurgical applications

▪

Glass polishing compounds

▪

Glass additives

▪

Permanent magnets

▪

Catalytic converter materials

▪

Television, lighting, and X-ray intensifying phosphors

▪

The diverse nuclear, metallurgical, chemical, catalytic, electrical, magnetic, and optical properties of the rare earth elements have led to an ever increasing variety of applications.  These uses range from mundane (lighter flints, glass polishing) to high-tech (phosphors, lasers, magnets, batteries, magnetic refrigeration) to futuristic (high-temperature superconductivity, safe storage and transport of hydrogen for a post-hydrocarbon economy.)

Light rare earth elements are used in the energy and high technology industries as metal or oxide.  Generally, assays for these elements average below 2%.  One sample, taken from Kipawa, returned assays over 2%.

Heavy rare earth elements are used in high-technology and scientific research industries, as composite material.   Generally, assays for these elements average below 0.02%.  Fourteen (14) samples of the forty two samples (42) taken from Kipawa, returned assays above 0.02%.

Preliminary assays and the mineralogical context suggest a favourable rare earth element discovery within the Kipawa complex.

Outlook

In 2008, Aurizon intends to aggressively resume its exploration effort in the area, with gold, uranium and rare earth elements as primary targets.  Trenching and drilling will be performed as soon as the appropriate permits and approvals are obtained.

A progress report on Aurizon’s 2007 gold exploration activities at Kipawa will be released shortly.

Aurizon has continuously worked in close collaboration with the First Nation communities of Eagle Village and Wolf Lake over the last two years.

Qualified Person and Quality Control

Assays were performed on grab samples, averaging two kilograms.  Determination of uranium and Rare Earth Elements were conducted with lithium metaborate fusion while gold assays were performed with standard fire assay.  Both were followed by standard ion couple plasma mass spectrometry assays, Certified reference materials and blanks are inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Exploration primary assaying is performed at ALS Chemex, located in Val-d’Or, Quebec.

Rare earth elements above the detection limit were sent to INRS-ETE laboratory, located in Quebec City.  Assays were performed with alkaline fusion followed by standard ion couple plasma mass spectrometry assays. Certified reference materials and blanks are inserted in the sample sequence for quality control.

Information of a scientific or technical nature in this news release, work, sampling, implementation and the quality control program has been prepared by or under the supervision of Martin Demers, P.Geol., Exploration Manager, qualified person as defined by National Instrument 43-101.

Aurizon Mines Ltd.
News Release – November 8, 2007
Aurizon Reports Rare Earth And Uranium Discoveries At Kipawa Gold-Uranium Project

Additional Information

One sketch and two tables are attached showing the relevant area of the Kipawa Project and results.  All other information previously released on the Kipawa Project is also available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com. For further information, contact

David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, mine life, future production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parametres as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – November 8, 2007  - Aurizon Reports Rare Earth And Uranium Discoveries At Kipawa Gold-Uranium Project

SAMPLING RESULTS FOR URANIUM AND RARE EARTH ELEMENTS (Expressed in ppm)

Uranium	Light Rare Earth Element (ppm)					Heavy Rare Earth element (ppm)											Associatd elements (ppm)					
	Sample	U ppm	La	Ce	Pr	Nd	LREE	Sm	Eu	Gd	Tb	Dy	Ho	Er	Tm	Yb	Lu	HREE	Y	Zr	Th	Cu	Pb	Zn
Snake	63877	0.98	85.5	169.5	21.5	85.4	361.9	18.5	2.27	19.4	3.12	16.85	3.29	8.89	1.21	7.9	1.25	82.68	90	522	2.04	140	6	105
	63878	0.36	10.9	20.2	1.92	6.3	39.32	0.94	0.16	1.08	0.15	1.01	0.24	0.73	0.13	0.9	0.16	5.50	5.2	188	0.82	350	135	806
	63879	0.65	26.3	44	4.44	14.6	89.34	2.19	0.31	2.39	0.36	2.1	0.49	1.59	0.25	1.94	0.33	11.95	11.4	293	1.13	1620	210	885
	63880	0.81	30.2	65.7	8.49	34.1	138.5	6.93	2.22	7.52	1.18	6.72	1.39	4.19	0.61	3.79	0.53	35.08	38.2	372	4.81	32	25	126
	63881	1.89	104.5	215	27.8	111.5	458.8	24.6	2.89	25.4	4.1	22.9	4.58	12.95	1.84	12.15	2.01	113.42	124.5	894	3.13	152	6	147
	63882	27.3	849	1815	201	671	3536	127	12	124.5	20.5	120	25.7	79.5	11.85	73.3	10	604.35	563	423	252	-5	13	298
	63883	7.62	605	1095	122.5	410	2233	68.9	7.4	69.6	10.45	58.7	12.05	35.6	5.01	32.8	5.19	305.70	330	4800	31.9	103	6	797
	63884	453	217	446	49.2	167	879.2	40.8	13.25	121	60.5	689	214	819	138.5	792	94.1	2982.15	6660	353	>1000	-5	30	75
	63851	322	147	310	32.5	112.5	602	27.1	9.07	77.2	39.6	515	154	592	102.5	584	66.7	2167.17	4600	513	>1000	6	31	78
	63853	1.67	6.1	12.6	1.28	5	24.98	1.08	0.47	1.34	0.32	3.14	0.79	2.79	0.46	2.64	0.32	13.35	22.7	95	10.6	83	11	76
	63854	0.81	2	5.1	0.53	2.4	10.03	0.59	0.36	0.64	0.11	0.86	0.18	0.58	0.08	0.55	0.08	4.03	5	64	2.63	54	11	35
	63855	0.83	7.9	16.7	1.94	7.6	34.14	1.47	0.47	1.38	0.2	1.34	0.26	0.72	0.1	0.56	0.07	6.57	6.6	145	3.1	41	13	59
	63858	5.74	166	334	39.5	151	690.5	22.5	4.76	17.25	1.72	7.11	1.08	2.95	0.32	1.94	0.27	59.90	28.9	401	41.5	15	13	105
	63860	0.21	46.6	88.9	9.2	31.2	175.9	4.04	0.85	3.26	0.3	1.15	0.17	0.49	0.05	0.27	0.04	10.62	4.2	193	5.27	5	5	26
	63864	0.41	26.3	63.2	8.32	38.4	136.2	8.77	2.84	9.09	1.44	9.43	1.85	5.3	0.72	4.48	0.65	44.57	47.6	280	2.17	32	12	142
	63865	0.8	18.9	30	2.65	10.1	61.65	2.48	0.97	2.38	0.36	2.2	0.41	1.16	0.17	1.06	0.16	11.35	11.4	121	3.8	294	11	98
	63868	1.09	7.3	16.7	1.9	8.4	34.3	1.85	0.85	1.95	0.32	2.2	0.46	1.28	0.2	1.24	0.19	10.54	11.6	93	2.36	67	23	82
	63869	0.13	29.8	73	10.45	51	164.3	10.75	3.1	10.2	1.5	9.1	1.76	4.78	0.64	3.84	0.55	46.22	46.2	186	0.65	75	10	199
	63871	7.98	614	1150	123	438	2325	73.1	7.87	70.7	10.75	69.2	14	40.7	5.67	35.2	5.15	332.34	355	5430	34.9	122	5	682
	63872	1.97	213	522	52	175	962	25	1.87	18.7	1.69	6.66	0.98	2.82	0.28	1.64	0.23	59.87	22.8	141	123.5	-5	23	32
	63873	5.36	124	257	24	90	495	13.2	2.96	11.8	1.41	7.78	1.51	4.84	0.76	5.22	0.78	50.26	36	755	26.3	55	13	117
	63875	0.49	7.3	15.5	1.75	7	31.55	1.52	0.64	1.53	0.27	1.95	0.4	1.18	0.17	1.02	0.15	8.83	10.4	115	3.47	24	10	81
	63876	0.75	6	9.7	0.99	3.4	20.09	0.6	0.11	0.59	0.1	0.82	0.2	0.78	0.15	1.17	0.2	4.72	5.1	226	0.91	86	48	167
Eagle	63770	3.92	160	352	41.3	151.5	704.8	33	3.58	34.5	5.69	35.6	7.65	24.4	3.9	26.1	4.2	178.62	205	3250	8.78	-5	9	488
	63771	11.8	1305	2150	238	771	4464	145.5	16.15	162	26.3	170	40.1	140.5	24.2	163	25.1	912.85	1280	164	86	-5	456	741
	63772	1.61	16.3	33.6	4	15.2	69.1	3.4	0.43	4	0.72	5.05	1.21	4.2	0.72	5.29	0.96	25.98	44	954	0.41	-5	5	112
	63773	2.96	51.1	108.5	14	52.2	225.8	11.9	2.48	12.2	2.2	15.45	3.73	14.65	2.98	21.6	2.92	90.11	124	79	6.02	-5	503	241
	63774	1.1	97.6	184.5	17.7	56.3	356.1	8.2	0.81	8.54	1.24	7.81	1.75	6.17	1.21	10.65	2.36	48.74	43.4	1130	5.16	-5	36	293
	63775	2.82	137	246	25.7	83.3	492	13.5	1.37	14.3	2.32	15.6	3.76	14.05	2.83	22	4.01	93.74	103.5	4460	3.85	-5	7	453
	63776	0.77	4.9	10.9	1.39	5.1	22.29	1.23	0.16	1.12	0.21	1.51	0.36	1.54	0.38	3.69	0.8	11.00	5.8	1400	0.59	-5	6	191
	63777	2.17	109.5	289	39.4	149.5	587.4	32.3	3.33	30	4.91	28.5	5.45	15.55	2.27	14.6	2.16	139.07	88.1	1060	2.32	-5	17	434
	63778	3.25	73.2	280	50.6	225	628.8	64.4	7.49	59.6	12.1	77.7	15.1	43.9	6.54	35.4	3.98	326.21	234	722	4.97	-5	17	429
	63779	0.2	13.9	43.8	4.78	20	82.48	5.11	0.69	5.6	0.97	6.03	1.27	3.69	0.55	3.15	0.44	27.50	34.5	38	0.85	-5	5	50
	63780	2.42	341	584	64.1	204	1193	29.3	2.56	27.1	3.46	18.75	3.99	12.4	1.81	11.8	1.84	113.01	100.5	2160	13.1	-5	5	81
	63587	1.03	54.3	130	17.55	77	278.9	30.1	4.78	39.8	9.73	73.2	16.35	55.6	8.85	62.7	11.2	312.31	440	36	3.92	-5	9	410
	63593	5.57	1105	2490	235	834	4664	149.5	12.8	125	17.7	102	20.7	64.6	8.97	59.5	10.6	571.37	469	3730	60	-5	25	358
	63594	3.32	464	1045	123	499	2131	102.5	9.26	90.1	13.45	81.7	17.15	51.6	6.36	38.7	6.74	417.56	596	1600	6.56	-5	16	358
	63588	1.27	36.8	93.4	11.98	50.0	192.2	14	1.59	15	3.15	22	4.83	15	2.63	19	3.18	100.35	137	1687	4.68	-5	-5	946
	63589	2.10	2140	4030	449	1550	8169	245	23	209	34	177	37	111	14	80	9.03	940.14	1095	267	62	-5	203	471
	63590	24	14800	25500	3010	10100	53410	1350	110	904	145	667	118	326	50	255	37	3963.40	3159	528	721	-5	86	293
	63591	6.70	1240	2440	268	891	4839	145	13	108	18	90	18	55	8.48	53	7.72	516.05	504	3254	89	-5	82	47
	63592	1.74	28.9	73.4	7.56	26.1	136	4.86	.49	4.87	.99	6.43	1.45	5.18	.89	6.70	1.06	32.92	36	2105	2.21	-5	-5	348

Aurizon Mines Ltd.
News Release – November 8, 2007  - Aurizon Reports Rare Earth And Uranium Discoveries At Kipawa Gold-Uranium Project

SAMPLING RESULTS FOR URANIUM AND RARE EARTH ELEMENTS (Expressed as a %)

MAIN RESULTS IN %																					
			Light rare earth (%)					Heavy rare earth (%)											Associated elements (%)		
Sample		**%U3O8**	%La	%Ce	%Pr	%Nd	**%LREE**	%Sm	%Eu	%Gd	%Tb	%Dy	%Ho	%Er	%Tm	%Yb	%Lu	**%HREE**	**%Y**	%Zr	%Th
63877	SNAKE (23 SAMPLES)	-	0.01	0.02	-	0.01	0.04	-	-	-	-	-	-	-	-	-	-	0.01	0.01	0.05	-
63878		-	-	-	-	0.00	0.00	-	-	-	-	-	-	-	-	-	-	0.00	-	0.02	-
63879		-	-	-	-	0.00	0.01	-	-	-	-	-	-	-	-	-	-	0.00	-	0.03	-
63880		-	-	0.01	-	0.00	0.01	-	-	-	-	-	-	-	-	-	-	0.00	-	0.04	-
63881		-	0.01	0.02	-	0.01	0.05	-	-	-	-	-	-	-	-	-	-	0.01	0.01	0.09	-
63882		0.01	0.08	0.18	0.02	0.07	0.35	0.01	-	0.01	-	0.01	-	0.01	-	0.01	-	0.06	0.06	0.04	0.03
63883		-	0.06	0.11	0.01	0.04	0.22	0.01	-	0.01	-	0.01	-	-	-	-	-	0.03	0.03	0.48	-
63884		0.20	0.02	0.04	-	0.02	0.09	-	-	0.01	0.01	0.07	0.02	0.08	0.01	0.08	0.01	0.30	0.67	0.04	> 1.00
63851		0.14	0.01	0.03	-	0.01	0.06	-	-	0.01	-	0.05	0.02	0.06	0.01	0.06	0.01	0.22	0.46	0.05	> 1.00
63853		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	-	0.01	-
63854		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	-	0.01	-
63855		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	-	0.01	-
63858		-	0.02	0.03	-	0.02	0.07	-	-	-	-	-	-	-	-	-	-	0.01	-	0.04	-
63860		-	-	0.01	-	-	0.02	-	-	-	-	-	-	-	-	-	-	0.00	-	0.02	-
63864		-	-	0.01	-	-	0.01	-	-	-	-	-	-	-	-	-	-	0.00	-	0.03	-
63865		-	-	-	-	-	0.01	-	-	-	-	-	-	-	-	-	-	0.00	-	0.01	-
63868		-	-	-	-	-	0.00	-	-	-	-	-	-	-	-	-	-	0.00	-	0.01	-
63869		-	-	0.01	0.00	0.01	0.02	-	-	-	-	-	-	-	-	-	-	0.00	-	0.02	-
63871		-	0.06	0.12	0.01	0.04	0.23	0.01	-	0.01	-	0.01	-	-	-	-	-	0.03	0.04	0.54	-
63872		-	0.02	0.05	0.01	0.02	0.10	-	-	-	-	-	-	-	-	-	-	0.01	-	0.01	0.01
63873		-	0.01	0.03	-	0.01	0.05	-	-	-	-	-	-	-	-	-	-	0.01	-	0.08	-
63875		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	-	0.01	-
63876		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	-	0.02	-
63770	EAGLE (19 SAMPLES)	-	0.02	0.04	-	0.02	0.07	-	-	-	-	-	-	-	-	-	-	0.02	0.02	0.33	-
63771		0.01	0.13	0.22	0.02	0.08	0.45	0.01	-	0.02	-	0.02	-	0.01	-	0.02	-	0.09	0.13	0.02	0.01
63772		-	-	-	-	-	0.01	-	-	-	-	-	-	-	-	-	-	0.00	-	0.10	-
63773		-	0.01	0.01	-	0.01	0.02	-	-	-	-	-	-	-	-	-	-	0.01	0.01	0.01	-
63774		-	0.01	0.02	-	0.01	0.04	-	-	-	-	-	-	-	-	-	-	0.00	-	0.11	-
63775		-	0.01	0.02	-	0.01	0.05	-	-	-	-	-	-	-	-	-	-	0.01	0.01	0.45	-
63776		-	-	0.00	-	-	0.00	-	-	-	-	-	-	-	-	-	-	0.00	-	0.14	-
63777		-	0.01	0.03	-	0.01	0.06	-	-	-	-	-	-	-	-	-	-	0.01	0.01	0.11	-
63778		-	0.01	0.03	0.01	0.02	0.06	0.01	-	0.01	-	0.01	-	-	-	-	-	0.03	0.02	0.07	-
63779		-	-	-	-	0.00	0.01	-	-	-	-	-	-	-	-	-	-	0.00	-	0.00	-
63780		-	0.03	0.06	0.01	0.02	0.12	-	-	-	-	-	-	-	-	-	-	0.01	0.01	0.22	-
63587		-	0.01	0.01	-	0.01	0.03	-	-	-	-	0.01	-	0.01	-	0.01	-	0.03	0.04	0.00	-
63593		-	0.11	0.25	0.02	0.08	0.47	0.01	-	0.01	-	0.01	-	0.01	-	0.01	-	0.06	0.05	0.37	0.01
63594		-	0.05	0.10	0.01	0.05	0.21	0.01	-	0.01	-	0.01	-	0.01	-	-	-	0.04	0.06	0.16	-
63588		-	-	0.01	-	0.01	0.02	-	-	-	-	-	-	-	-	-	-	0.01	0.01	0.17	-
63589		-	0.21	0.40	0.04	0.16	0.82	0.02	-	0.02	-	0.02	-	0.01	-	0.01	-	0.09	0.11	0.03	0.01
63590		0.01	1.48	2.55	0.30	1.01	5.34	0.14	0.01	0.09	0.01	0.07	0.01	0.03	-	0.03	-	0.40	0.32	0.05	0.07
63591		-	0.12	0.24	0.03	0.09	0.48	0.01	-	0.01	-	0.01	-	0.01	-	0.01	-	0.05	0.05	0.33	0.01
63592		-	-	0.01	-	-	0.01	-	-	-	-	-	-	-	-	-	-	0.00	-	0.21	-

675000E
695000E
5221000N
5211000N
5201000N
5191000N
Shear Zone
Grenville Front
SNAKE
1394 - 24060 cpm
0.20%U_3O_8
0.09%LREE
0.30%HREE
0.67%Y
Deformation Corridor
EAGLE
0.4%LREE
5.3%HREE
0.32%Y
GEOLOGY
Aurizon claim outline (East block)
Kipawa Complex
Mafic Dyke
Uranium bearing horizon
QUEBEC
ONTARIO
Val-d'Or
Elliot Lake
Kipawa
Grenville front
0
5km
AURIZON MINES LTD.
KIPAWA Project (Quebec)
Rare Earth Discoveries
November 8, 2007

Reference: News Release Issue No. 21-2007